China 3C Group Address: 368 HuShu Nan Road HangZhou City, Zhejiang Province, China 310014 Tel: 086-0571-88381700

October 31, 2008

Mr. Ethan Horowitz Securities and Exchange Commission 100 F Street, North East Washington, D.C. 20549 Mail Stop 3561

Re:	China 3C Group
Form 10-K/A
Filed August 13, 2008
File No. 000-28767

Dear Mr. Horowitz:

               Thank you for your comment letter dated September 12, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K/A of China 3C Group, a Nevada corporation (the “Company”). The Company has filed Amendment No. 2 to the above-captioned Form 10-K (“Amendment No. 2”) with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2008. Amendment No.2 incorporates our responses to your comments, and this letter sets forth each of our responses.

In order to facilitate your review of Amendment No. 2, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Item 1. Business, page 1

1.
We note your response to prior comment one and the statements concerning the website-identified companies and your purchase order agreements with manufacturers of 3C products.  With a view to disclosure, please advise us with whom you contract to resell Panasonic, Phillips, Ericson, and other third party products.  For example, it is unclear if you have agreements with those manufacturers or through third parties.  Also, with a view to disclosure, please advise us approximately what percentage of your existing sales relates to resales of third party products.  We may have further comment.

Mr. Ethan Horowitz
October 31, 2008

Response to Comment 1:

We have signed agreements with authorized dealers and manufacturers of those brands in China to resell the products.  For example, we re-sell Panasonic products for Hangzhou Senruida Corporation, an authorized Panasonic dealer, we re-sell Phillips products for Guangdong Fengda High-tech Co., an authorized manufacturer of Philips products, and we sell Sony Ericsson products for Shenzhen Liansheng (Times) Co., an authorized Sony Ericsson manufacturer.

Approximately 100% of our existing sales is related to the re-sale of third party products supplied by authorized dealers or manufacturers.

2.
We note your response to prior comment one, the related disclosure in the second paragraph on page 17 of your revised Form 10-K, and the Form 8-K filed September 11, 2007.  With a view to disclosure, please advise us of how the contractual agreements between CFDL and Zhejiang, which are dated November 1, 2005, relate to the agreement in September 2007 to replace the equity ownership of  Zhejiang with a contractual relationship.  For example, it is unclear if the already existing 2005 agreements were deemed sufficient to take the place of 100% equity ownership.  Also, it is unclear what, if any, agreement covers the transition from an equity to a contractual relationship.  Please advise.

Response to Comment 2:

At the time the agreements were executed in 2005, they were deemed sufficient for 100% equity ownership of Zhejiang.  The recapitalization of the corporate organizational structure in 2007 was in response to a review of the structure by our new Chinese legal counsel at the time.  Therefore, we had to enter into new contractual arrangements in 2007 to reflect the re-organization, which agreements allowed CFDL to own a 100% interest in the revenues of Zhejiang.  As already disclosed in Amendment No. 2, CFDL does not have an equity interest in ZYXD but is deemed to have all the economic benefits and liabilities by contract.  This arrangement was the result of the re-organization.

Part II

Item 5. Market for the Registrant’s Common Stock. Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

3.
We note your response to our prior comment two and related disclosure in the revised Form 10-K in second table on page 14 and the third paragraph on page 15.  With a view to disclosure, advise us if the Board adopted an equity compensation plan in June 2007 to replace the expired 2005 plan.  It is unclear what the terms are for the June 2007 equity compensation plan.  See Item 201(d)(3) of Regulation S-K.

Mr. Ethan Horowitz
October 31, 2008

Response to Comment 3:

On June 18, 2007, the Board of the Company approved an increase in the number of options available for issuance under the Company's 2005 Equity Compensation Plan (the “Plan”) from five million shares to two million shares, which the Board was going to present to its shareholders for approval. However, in July 2007, the Company was advised that the Plan expired on December 31, 2006 and therefore, the Board did not have the authority to amend the Plan. As a result, the Board approval was rescinded and the Company did not present a proposal to approve amending the Plan to its shareholders.  Further, the Company did not adopt a new plan in 2007.

The disclosures on page 14 and page 15 of Amendment No. 2 have been revised to reflect the foregoing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

4.
We reviewed your response to our prior comment four.  Your response did not address our comment, thus the comment will be reissued.  Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate variances in each income statement line item.  For example, disclose the variances in revenues and gross margins for each of your four major operating subsidiaries (i.e. HWD, HSE, YYX and SJ&H) consistent with your press releases.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response to Comment 4:

Changes in response to the Staff’s comments have been made on page 18 to page 21 in Amendment No. 2.

5.	In connection with the comment above and to provide additional transparency of your operations, for each of your major operating subsidiaries disclosure:

•	a roll forward of your retail locations during each period (i.e. number of stores opened, number of stores closed and number of stores open at the end of the period)

•	a roll forward of your “store within store” locations during the period

•	square footage of store space at each year end

Mr. Ethan Horowitz
October 31, 2008

•	net sales per square foot for each year, including how you treat relocated stores and changes in the store square footage

•	the amount of comparable or same store sales for each period (i.e. the change in sales from stores that were open for each of the fiscal years presented)

•
a definition of what is considered a comparable store in your calculation, including how you treat new stores, relocated stores, changes in the store square footage and stores that were closed during the period.

Response to Comment 5:

Changes in response to the Staff’s comment have been made on page 21 in Amendment No. 2.

•	a roll forward of your retail locations during each period (i.e. number of stores opened, number of stores closed and number of stores open at the end of the period)

	Wangda	Yongxin	Sanhe	Joy & Harmony	Total
Locations at Jan 1, 2006	175	264	-	-	439
Opened during year 2006	45	39		-	84
Closed during year 2006	(6)	(15)	-	-	(21)
Acquired during year 2006	-	-	165	159	324
Locations at Dec 31, 2006	214	288	165	159	826

Opened during year 2007	30	37	55	34	156
Closed during year 2007	(7)	(51)	(9)	(7)	(74)
Locations at Dec 31, 2007	237	274	211	186	908

•	a roll forward of your “store within store” locations during the period

Store within store refers to the sales counter where the Company’s products are displayed for sale within large-scale supermarket stores, department stores and other operation sites for the Company. At present, we have “store within stores” in four main areas, Shanghai, Zhejiang, Jiangsu and Anhui.

The Company’s retail locations are all “store within store” locations in 2006 and 2007.

Mr. Ethan Horowitz
October 31, 2008

	Wangda	Yongxin	Sanhe	Joy & Harmony	Total
Locations at Jan 1, 2006	175	264	-	-	439
Opened during year 2006	45	39		-	84
Closed during year 2006	(6)	(15)	-	-	(21)
Acquired during year 2006	-	-	165	159	324
Locations at Dec 31, 2006	214	288	165	159	826

Opened during year 2007	30	37	55	34	156
Closed during year 2007	(7)	(51)	(9)	(7)	(74)
Locations at Dec 31, 2007	237	274	211	186	908

•	square footage of store space at each year end

( In square feet)	Wangda	Yongxin	Sanhe	Joy & Harmony	Total
Areas at Jan 1, 2006	19,965	39,222	-	-	59,187
Opened during year 2006	5,208	5,768	-	-	10,976
Closed during year 2006	(802)	(2,210)	-	-	3,012
Acquired during year 2006	-	-	23,099	18,056	41,155
Areas at Dec 31, 2006	24,371	42,780	23,099	18,056	108,306

Opened during year 2007	3,335	5,475	7,408	3,709	19,927
Closed during year 2007	(778)	(7,547)	(1,212)	(764)	(10,301)
Areas at Dec 31, 2007	26,928	40,708	29,295	21,001	117,932

•	net sales per square foot for each year, including how you treat relocated stores and changes in the store square footage

(In US dollars)	Wangda	Yongxin	Sanhe	Joy & Harmony	Average
2006	1,440	690	1,497	1,871	995
2007	1,666	703	1,617	2,244	1,420

•	the amount of comparable or same store sales for each period (i.e. the change in sales from stores that were open for each of the fiscal years presented)

Mr. Ethan Horowitz
October 31, 2008

(In US dollars)	Wangda	Yongxin	Sanhe	Joy & Harmony	Average
2006	13,800	8,700	17,400	17,700	12,700
2007	15,300	8,500	18,000	20,200	17,900

•
a definition of what is considered a comparable store in your calculation, including how you treat new stores, relocated stores, changes in the store square footage and stores that were closed during the period.

A “comparable store” is defined as the same “store within store,” for which sales of that “store within store”  is compared in the same month or same quarter of different years, such as the comparison of the sales occurring during March 2006 and March 2007 in the same “store within store.”

Opened and closed “stores within stores” are primarily recognized based on the duration of the agreements with the shopping centers, as well as the sale and profits of a “store within store.”  Prior to opening a new “store within store” we are usually approached by a large-scale department store or supermarket that offer us the opportunity to open a “store within store.” Our decision is based on our study of the population traffic flow, the department store and supermarkets themselves, and the level of expected profitability of a potential “store within store.” Following our inspection, we sign contracts with the department store and supermarkets, which specifically address the terms and conditions of opening, closing and relocating the “stores within stores.”

Income from Operations, page 19

6.
We note your response to our prior comment five and the related revisions to your filing.  However, it appears that you continue to identify inflation as a cause of the increase in income from operations during the year ended December 31, 2007.  Please revise or advise.

Response to Comment 6:

Because of our market power, we were able to increase sales prices at a greater rate than the increase in cost of sales, thus giving us an advantage in an inflationary environment in 2007.  We do not think the inflation in 2007 was the main reason caused the growth of the companies, but it is a secondary factor.  We have revised the disclosure on page 19 of Amendment No. 2.

Liquidity and Capital Resources, page 21

7.
We reviewed your response to our prior comment six.  Your revisions provided a recitation of the information presented on the face of the statement of cash flows, thus the comment will be reissued.  Please revise to provide a detailed analysis of

Mr. Ethan Horowitz
October 31, 2008

the material changes in your statement of cash flows.  Your revised disclosure should explain the causes of the significant fluctuations in individual line items (e.g. the increase in accounts receivable, inventory, accounts payable and accrued liabilities, etc.) and the effect of these changes on your liquidity position.  Refer to SEC Release No. 33-8350.

Response to Comment 7:

As requested, we revised our disclosure in the Liquidity and Capital resources section on page 22 in Amendment No. 2 to provide a detailed analysis of the material changes in our statement of cash flows.

Item 10.  Directors, Executive Officers and Corporate Governance, page 26

8.
We note your response to our prior comment eight.  In future filings, please revise the discussion of the “Merger Transaction” to clarify Mr. Gu’s and Mr. Berents’ interests in the transaction.  Confirm that you will include such disclosure in future filings, and please provide a description of it in your response letter.

Response to Comment 8:

The reference in the respective biographies of Mr. Berents and Mr. Gu, which states that they have an interest in the Merger Transaction in the 10-K/A is erroneous.  Neither individual had any interest that requires or necessitates disclosure in our filings.  We have revised such disclosure on page 28 of Amendment No. 2.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

9.
It appears that the concluding paragraph (i.e. opinion paragraph) of the report issued by your independent accountant does not make reference to each period for which the statements of operations and cash flows are presented (i.e. the years ended December 31, 2007 and 2006).  Please advise your independent accountant to revise their report accordingly.  Refer to AU Section 508.

Response to Comment 9:

The report of our independent registered accounting firm has been revised as requested to include the reference to year ended December 31, 2006.

10.
We note that your auditors are located in New York City.  It appears that all of the assets, liabilities, revenues and expenses of China 3C Group relate to operations located in the People’s Republic of China.  Please tell us how the audit of the operations in the People’s Republic of China, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

Mr. Ethan Horowitz
October 31, 2008

•
Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of U.S. GAAP and PCAOB Standards;

•	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within People’s Republic of China.

Response to Comment 10:

Morgenstern, Svoboda & Baer CPA’s P.C. (“Morgenstern”) are the issuing auditors of record for the Company.  Morgenstern is involved at every level of the audit of the Company. Morgenstern employs the services of  Clement Chan & Co. (“Clement”) who are certified public accountants and registered PCAOB members.  This Hong Kong based accounting firm helps provide translation services and work-papers in English.  Morgenstern engages Clement as subcontractors and uses their assistance in performing the audit of the Company’s Chinese subsidiaries and affiliated entities. Clement does not issue any reports. All work performed by Clement is under the direct instructions and supervision of Morgenstern. Periodically, our auditors travel to Hong Kong and to China to have meetings with Clement  and the Company to plan the audit and to take the lead role in the field work stage of the audit.

Prior to engaging Clement, Morgenstern assessed the qualifications of Clement and their knowledge of U.S. GAAP and PCABO Standards by performing due diligence as to the knowledge and experience of Clement, and concluded that Clement is qualified. In addition, Morgenstern confirmed that Clement is a registered member of the PCAOB.

Notes to Consolidated Financial Statements

Note 1 – Organization

Acquisitions, F-7

11.
We note your response to our prior comment 17 and the related revisions to your filing.  It appears that a substantial amount of goodwill was recognized with the acquisitions of Hangzhou Sanhe Electronic Technology Limited (i.e. approximately 67% of the purchase price was allocated to goodwill) and Shanghai Joy & Harmony Electronics Company Limited (i.e. approximately 78% of the purchase price was allocated to goodwill).  As these entities had a significant existing presence (e.g. greater than 150 retail outlets each), for each entity tell us

Mr. Ethan Horowitz
October 31, 2008

how you evaluated the existing trade names, sales agent licenses, etc. in your purchase price allocation.  Refer to paragraph A14 of SFAS 141.

Response to Comment 11:

Morgenstern, Svoboda & Baer CPA’s P.C. audited  these companies prior to acquisition and concluded that each company had been in existence for only a short time and though there may have been 150 outlets (store in store locations) there were no long term agreements in place to say that these particular arrangements were guaranteed. Also, discussion of managements reason for deciding to make these acquisitions may include, increasing products lines and distribution channels for existing products, and to increase the visibility of the 3C trade name. Therefore, no intangible assets other than goodwill was recognized in these acquisitions.

Note 2 – Summary of Significant Accounting Policies

General

12.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item.  Specifically address whether you include inbound freight charges, purchasing and receiving costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  If you currently exclude a portion of these costs from cost of sales please disclose the line items that these excluded costs are included in and the amounts included in each line item for each period presented.  If applicable, please disclose in management’s discussion and analysis of financial position and results of operations that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in costs of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as administrative and other operating expenses.

Response to Comment 12:

As requested, we revised to disclose the types of expense included in cost of sales and those in general and administrative expenses on page F-12 in Amendment No. 2, as follows:

Cost of sales

Cost of sales consists of actual product cost, which is the purchase price of the product less any discounts.  Cost of sales excludes freight charges, purchase and delivery costs, internal transfer, freight charges and the other costs of the Company’s distribution network, which are identified in general and administrative expenses.

Mr. Ethan Horowitz
October 31, 2008

General and administrative expenses

General and administrative expenses are comprised principally of payroll and benefits costs for retail and corporate employees, occupancy costs of corporate facilities, lease expenses, management fees, traveling expenses and other operating and administrative expenses, including freight charges, purchase and delivery costs, internal transfer freight charges and other distribution costs.

Because the Company does not include the costs related to its distribution network in cost of sales, its gross profit and gross profit as a percentage of net sales (“gross margin”) may not be comparable to those of other retailers that may include all costs related to their distribution network in cost of sales and in the calculation of gross profit and gross margin.

13.	In connection with the comment above and with regard to products that are shipped to customers, please disclose your policy for shipping and handling fees. Refer to EITF 00-10.

Response to Comment 13:

As requested, we revised to disclose our policy for shipping and handling fees on page F-12 in Amendment No. 2, as follows:

Shipping and handling fees

The Company follows Emerging Issues Task Force ("EITF") No. 00-10, Accounting for Shipping and Handling Fees and Costs.  The Company does not charge its customers for shipping and handling. The Company classifies shipping and handling fees as part of General and administrative expenses which were $219,191 and $116,557 for the years ended December 31, 2007 and 2006, respectively.

14.
Based on your press releases we note you receive rebates from your suppliers (i.e. vendor allowances).  Please revise to disclose the nature of these rebates and how you account for them in accordance with GAAP.

Response to Comment 14:

As requested, we revised to disclose our policy for vender discounts on page F-12 in Amendment No. 2, as follows:

Vender discounts

The Company has extended its’ purchasing power to include preferred pricing arrangements with certain vendors on certain products. These arrangements are not contingent on any levels of volume and should be construed as vendor discounts as opposed to rebates. The Company accrues these discounts as these items are purchased in accordance with the matching principal under GAAP. The discounts are recognized as a reduction in cost of sales and inventory as the discounts are a reduction of the price of the vendor’s products.

Mr. Ethan Horowitz
October 31, 2008

15.
Please revise to disclose how you account for management fees paid to the department stores under your “stores within stores model” and quantify the related expense recognized in each period for which financial statements are presented.

Response to Comment 15:

As requested, we revised to disclose our policy for management fees paid to the department stores under the “stores in stores” model on page F-12 in Amendment No. 2, as follows:

Management fees paid to the department stores under the “stores in stores” model

Under the “store in store” business operation model, the Company may pay management fees to the department stores, which are in the form of service charges or “selling at an allowance (discount)”. The management fees are accounted for (1) in the form of service charges which are reflected in general and administrative expenses, or (2) in the form of “selling at an allowance (discount)”, as a deduction of sales, which means, the expenses are directly deducted at a certain percentage on sales. Such management fees were $3,645,400 and $1,375,100 in general and administrative expenses, and deductions of $7,748,800 and $3,674,600 in sales for the years ended December 31, 2007 and 2006, respectively.

Stock-Based Compensation, F-12

16.
We note your response to our prior comment 22, but we did not find the related revisions to your filing.  As such, our prior comment will be re-issued.  Please revise your financial statements to provide the disclosures required by paragraphs A240-A242 of SFAS 123(R).

Response to Comment 16:

The requested revisions were made on page F-18 of Amendment No. 2, “Note 6 – Stock Warrants, Options, and Compensation” where we have provided the disclosures required by paragraphs A240-A242 of SFAS 123(R), as follows:

Note 6 - STOCK WARRANTS, OPTIONS, AND COMPENSATION

On December 20, 2005, the Company issued a warrant for 4,000,000 shares to two individuals with an exercise price of $0.10. The warrants were issued for consulting services to be provided from December 20, 2005 to December 19, 2006. The warrant was exercisable immediately and was exercised on December 30, 2005.

The Company is amortizing the fair value of the warrants, $400,000, over the period of the agreement. The fair value of the warrants was calculated assuming 293% volatility,

Mr. Ethan Horowitz
October 31, 2008

term of the warrant of 3 years , risk free rate of 4% and dividend yield of 0%. For the year ended December 31, 2006 and December 31, 2005, $387,945 and $12,055 of consulting fee was expensed relating to the warrants, respectively.

On December 8, 2006 the company issued to Ken Berents, a newly appointed Board member, an option grant to purchase 50,000 shares of common stock at the closing price as of December 7, 2006. Options expire 10 years from issuance.

On January 2, 2007 the company issued to Todd Mavis, a newly appointed Board member, an option grant to purchase 50,000 shares of common stock at the closing price as of January 2 2007. Options expire 10 years from issuance. As of December 17, 2007, the Board member resigned.

On December 8, 2007 the company issued, to Ken Berents, an option grant (incentive Stock Options) to purchase 30,000 shares of common stock at the closing price as of December 7, 2007. Options expire 10 years from issuance.

On May 7, 2007 the Board of Directors appointed Joseph Levinson to serve as a member of the Board of Directors of the Company.

As compensation for the services set forth herein, Mr. Levinson will receive:

A monthly grant during his Term of 1,000 shares of the Company’s Common Stock.

An annual grant of Stock Options to purchase 300,000 shares of common stock of the Company. The annual grant of Stock Options shall vest immediately upon issuance. The exercise price of the initial grant of Stock Options shares shall be based on the closing price of the common stock of the Company on May 7, 2007.

Stock options—The Stock option grants have a ten-year life and were fully vested upon issuance. The option holder has no voting or dividend rights. The grant price was equal the market price at the date of grant. The company records the expense of the stock options over the related vesting period. The options were valued using the Black-Scholes option-pricing model at the date of grant stock option pricing.

Year Ended
December 31, 2007

Expected Volatility	130%
Expected term (in years)
Todd L. Mavis	2
Kenneth T. Berents	9
Joseph Levinson	9
Expected dividends	-
Risk-free rate of return (weighted average)	2%
Weighted average grant-date fair value	3.8-6.15

Mr. Ethan Horowitz
October 31, 2008

Expected volatility is based on the historical volatility of the Company’s stock price. The expected term represents the estimated average period of time that the options remain outstanding. No dividend payouts were assumed, as the Company has no plans to declare dividends during the expected term of the stock options. The risk-free rate of return reflects the weighted average interest rate offered for zero coupon treasury bonds over the expected term of the options.

Based upon this calculation and pursuant to ETIF 96-18 the company recorded a $899,952 service period expense for these options for the year ending December 31, 2007.

				Aggregate
		Exercise	Remaining	Intrinsic
	Total	Price	Life	Value

OUTSTANDING, DECEMBER 2006	50,000	4.16	9	$-
Granted in 2007	50,000	3.8	2	-
	300,000	6.15	9	-
Exercised in 2007	-	-	-	-
OUTSTANDING, DECEMBER 2007	400,000			-

Segment Reporting, F-14

17.
We note your response to our prior comment 23 and the related revision to your filing.  Your response did not explain why you concluded that you operate in a single segment.  Please provide us with an analysis of your operations (e.g. retail versus wholesale operations or each of your four major operating subsidiaries) in the context of the reportable operating segment model provided by SFAS 131.

Response to Comment 17:

We separately operate and prepare accounting and other financial reports to management for four major business organizations (Hangzhou Wanda, Hangzhou Sanhe, Yiwu Yongxin and Shanghai Joy & Harmony). Each of the individual operating companies corresponds to different product groups.  Hangzhou Wanda is mainly operating mobile phones, Hangzhou Sanhe is mainly operating home appliances, Yiwu Yongxin is mainly operating office communication products, and Shanghai Joy & Harmony is mainly operating consumer electronics.

We have identified four reportable segments required by SFAS 131: (1) mobile phone, (2) home electronics, (3) office communication product, (4) consumer electronics.  As

Mr. Ethan Horowitz
October 31, 2008

requested, we revised our disclosure to disclose segment information on page F-22 in Amendment No. 2 as follows:

The following tables present summarized information by segment (in thousands):

	Year Ended December 31, 2007
			Office		Others	Total
	Mobile	Home	communication	Consumer
	phone	electronics	product	electronics
Sales, net	$83,496	$67,157	$61,385	$63,988	$-	$276,026
Cost of sales	69,863	50,923	52,180	53,690	-	226,656
Gross profit	13,633	16,234	9,205	10,298	-	49,370
Income from operations	11,259	11,504	7,378	8,755	(3,140)	35,756
Total assets	$14,922	$14,839	$12,869	$13,087	$7,479	$63,196

	Year Ended December 31, 2006
			Office		Others	Total
	Mobile	Home	communication	Consumer
	phone	electronics	product	electronics
Sales, net	$61,992	$21,660	$51,092	$13,474	$-	$148,218
Cost of sales	53,403	17,624	43,104	11,280	-	125,411
Gross profit	8,589	4,036	7,988	2,194	-	22,807
Income from operations	7,051	2,579	6,821	1,878	(1,067)	17,262
Total assets	$7,362	$5,759	$7,499	$6,521	$12,846	$39,987

	Year Ended December 31, 2005
			Office		Others	Total
	Mobile	Home	communication	Consumer
	phone	electronics	product	electronics
Sales, net	$10,300	$-	$22,288	$-	$-	$32,588
Cost of sales	9000	-	19,325	-	-	28,325
Gross profit	1,300	-	2,963	-	-	4,263
Income from operations	994	-	2,300	-	(738)	2,556
Total assets	$689	$-	$2,131	$-	$1,200	$4,020

Other

18.
We reviewed your response to our prior comment 28.  Your response did  not adequately address our comment, thus the comment will be reissued.  Subsequent to year end, we note that you entered into consignment agreements with Hangzhou Lotour Digital Products Business Company Limited.  Please tell us

Mr. Ethan Horowitz
October 31, 2008

whether you recognize revenue under these agreements on a gross or net basis.  Your response should specifically address how you consider each of the criteria outlined in EITF 99-19 in the context of these consignment agreements.

Response to Comment 18:

We make reference to EITF 99-19 as the applicable authoritative accounting literature that we relied upon in making the determination that the amount of sales revenue under the consignment agreements with Hangzhou Lotour should be reported on a gross basis rather than a net basis. Set forth below are the indicators of gross revenue and net revenue reporting identified in EITF 99-19 and the analysis of each considering the Company’s facts and circumstances in making its determination that the Company’s presentation of sales revenue on a gross rather than a net basis is appropriate.

Indicators of Gross Revenue Reporting

The company is the primary obligor in the arrangement

The Company is responsible for providing the products desired by the customers, and will send sales promoters of Hangzhou Lotour to the stores to sell the products. Hangzhou Lotour offers certain services to the Company to sell the products, such as places and gathering payments from customers, and will earn a certain percentage of discounts on the sale proceeds before it pays the Company.

We believe that the Company’s principal or primary obligor status in the transaction that gives rise to sales under consignment agreements is a strong indicator that the Company should present revenue on a gross rather than a net basis.

The company has general inventory risk (before customer order is placed or upon customer return)

The sale settlement is conducted on a regular period, for example 15 days, and on the basis of gross payments from the consumers. The Company and Hangzhou Lotour agree that the Company takes title to the products before the settlement with Hangzhou Lotour. If some of the products are identified to be slowly moving in the Hangzhou Lotour stores, the Company needs to draw back or replace such products or let Hangzhou Lotour sell them at lower prices.

The company has latitude in establishing price

In the consignment agreements, the sale prices of the products are determined by the Company in accordance with market changes.

The company changes the product or performs part of the service

The Company can change its products and provide such changes to Hangzhou Lotour for selection.

Mr. Ethan Horowitz
October 31, 2008

The company has discretion in supplier selection

The Company can purchase products from various suppliers as long as the products are qualified and legitimate.

The company is involved in the determination of product or service specifications

The Company is involved in the determination of product specifications and makes such determination based upon what is suitable for market sales.

The company has physical loss inventory risk (after customer order or during shipping)

The Company has physical loss inventory during shipping to Hangzhou Lotour, and takes title to the products before the settlement with Hangzhou Lotour.

The company has credit risk

The Company bears the credit risk if Hangzhou Lotour cannot pay the settlements.

Indicators of Net Revenue Reporting

The Company has also considered the indicators of net revenue reporting described in EITF 99-19, noting none that are considered to be supportive of the presentation of the Company’s sale revenue under consignment agreements on a net basis.

Summary

EITF 99-19 indicates that the determination of the presentation of revenue on a gross or net basis is a matter of judgment. After referencing the indicators of gross or net reporting included in EITF 99-19 and the facts and circumstances relevant to consignment transactions, we have concluded that the Company maintains a position as a principal in sales transactions under consignment agreements. Accordingly, we determined that the presentation of sales revenue under consignment agreements on a gross basis rather than a net basis is appropriate.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 4T – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

19.
We note that you have concluded that your disclosure controls and procedures were “effective to detect the inappropriate applications of U.S. GAAP.”  As disclosure controls and procedures are not limited to the appropriate application of U.S. GAAP, it is not clear whether or not you have concluded that your disclosure controls and procedures are effective or ineffective.  Please revise your disclosure to state, in clear and unqualified language, your conclusion regarding the effectiveness of your disclosure controls and procedure.

Mr. Ethan Horowitz
October 31, 2008

Response to Comment 19:

Changes in response to the Staff’s comment have been made on page 28 in Amendment No. 1 to Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Commission on October 31, 2008.

Other Exchange Act Filings

20.	Please amend your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

Response to Comment 20:

The Company will amend its other Exchange Act filings, as necessary, to reflect changes as a result of the Staff’s comments.

Mr. Ethan Horowitz
October 31, 2008

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Please let us know if you have further questions. Thank you.

Best regards,

China 3C Group

By:           /s/ Zhenggang Wang
Name: Zhenggang Wang
Title: Chief Executive Officer and Chairman